Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 17, 2013

Relating to Preliminary Prospectus Supplement dated July 17, 2013

(To Prospectus dated December 3, 2012)

Registration Statement No. 333-185246

Pricing Term Sheet

July 17, 2013

Mercer International Inc.

$50,000,000 aggregate principal amount of

9.500% Senior Notes due 2017

This term sheet to the preliminary prospectus supplement dated July 17, 2013 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Mercer International Inc.

Security Description:

9.500% Senior Notes due 2017 (the “Notes”)

These Notes will form a part of the same series as our outstanding 9.500% Senior Notes due 2017 issued on November 17, 2010 (the “Existing Notes”) and will be treated as a single class for all purposes under the indenture, dated November 17, 2010, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Notes offered hereby will have identical terms as the Existing Notes, except with respect to their date of issuance and issue price.

Distribution:	SEC Registered
Face:	US$50,000,000
Gross Proceeds:	US$52,250,000

Coupon:	9.500%
Maturity:	December 1, 2017

Offering Price:	104.500% plus accrued interest, if any, from June 1, 2013
Underwriting Discount:	2.250%
Yield to Worst:	7.941%
Spread to Treasury:	+719 basis points
Benchmark:	2.750% UST due November 30, 2016
Ratings*:	Moody’s: B3
S&P: B

Interest Payment Dates:	June 1 and December 1
Commencing:	December 1, 2013
Record Dates:	May 15 and November 15

Optional Redemption:	From and after December 1, 2014, callable, on and after the following dates, and at the following prices:

	Date	Price
	12/1/2014	104.750%
	12/1/2015	102.375%
	12/1/2016 and thereafter	100.000%

Equity Clawback:	Redeem until December 1, 2013 at 109.500% for up to 35%

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest, if any, to the date of purchase.

Trade Date:	July 17, 2013
Settlement Date:	July 22, 2013 (T+3)

CUSIP Number:	588056AM3
ISIN:	US588056AM35

Min. Allocation:	$2,000
Increments:	$1,000

Sole Book-Running Manager:	Credit Suisse Securities (USA) LLC

(*) These securities ratings have been provided by Moody’s and S&P. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

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